May 24, 2006

SENT VIA EDGAR

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          RC2 Corporation Form 10-K for the year ended December 31, 2005
Filed March 1, 2006
File No. 0-22035

Dear Mr. Moran:

The following are the responses of RC2 Corporation (the "Company") to the comments in the letter of the staff of the Securities and Exchange Commission dated May 9, 2006 relating to the Company's Form 10-K for the year ended December 31, 2005. For reference purposes, the text of the staff's comment letter has been reproduced below with responses below for each numbered paragraph.

Note 3 - Significant Accounting Policies, page F-8

Goodwill and General Intangible Assets, page F-12

Comment No. 1

We note your response to our prior comment 6 in our letter dated April 18, 2006 regarding the useful life of 50 years assigned to customer relationships. In your analysis of how you determined the useful life of 50 years, you refer to the longstanding continuous relationships with the top customers of TFY and PM. Please tell us specifically how many years there has been a continuous relationship between TFY and PM with each of these top customers. Tell us if there has been any change in customer satisfaction since the acquisition. Further, please tell us if you had previously existing relationships with the same customers at the time of the acquisitions.

Response to Comment No. 1

The table below lists the approximate year in which each entity began its relationship with each of the Top Four customers. The date of incorporation for the entity has also been listed as a frame of reference.

Mr. Michael Moran
Branch Chief
May 24, 2006

	RC2 (other than TFY and PM)	The First Years (TFY)	Playing Mantis (PM)

Wal-Mart	1978	1975	1994
Toys “R” Us/Babies “R” Us	1980	1983	1994
Target	1980	1989	1995
Kmart	1977	1994	1997
Date of incorporation	4/1996 (1)	11/1952	1/1994

(1) Predecessors of RC2 have been in business since as early as 1945.

To the Company’s knowledge, these relationships have all been continuous throughout this history to date. In addition, since the date of each respective acquisition, there has not been any change in customer satisfaction levels with these Top Four customers nor has there been any indication of a loss of the relationship in the foreseeable future.

Comment No. 2

You indicate the strength of the products and power and size of the retailers supports a longer useful life when considering such factors as competition, demand and the customer changing suppliers. Please tell us what consideration you gave to the fact that customers may go out of business, close stores or restructure.

Response to Comment No. 2

As indicated in our response dated May 2, 2006, the original determination of fair value of the customer relationship intangible assets applied an attrition rate of 2% to account for future product mix changes and shelf space changes, which encompass customers going out of business, stores closing or customers restructuring, in addition to normal changes in ordering patterns. All of these circumstances can cause changes in the mix of product and total shelf space at the Top Four customers. In the recent past few years, we have encountered these precise circumstances as Kmart declared bankruptcy, closing a significant number of stores, with the eventual merger with Sears Roebuck and subsequent restructuring, as well as with the Toys "R" Us/Babies "R" Us acquisition by a private equity firm and their restructuring and store closings. In each case, our relationship with the customer has been maintained. In addition, our experience has been that to the extent stores close for one of the Top Four customers, we have not seen a significant long-term impact on our net sales from the Top Four customers as a group, as consumers tend to find the nearest mass merchant retailer that carries their preferred items. Accordingly, we believe that we have appropriately taken into account the possibility that customers may go out of business, close stores or restructure in the attrition rate we used in deriving the fair value of the Top Four customers, as well as in our determination of the estimated useful life.

Mr. Michael Moran
Branch Chief
May 24, 2006

Comment No. 3

We note the fair value of the top customer relationships was determined through an independent third party valuation and you will use the guidelines of FAS 142 for the annual impairment test. Please tell us how the fair value was determined and the method used to determine and measure impairment.

Response to Comment No. 3

The fair value of the customer relationships was determined using a discounted cash flow method, specifically the multi-period excess earnings method (a.k.a., the residual cash flow method). In order to test for impairment at year-end, the Company reviewed the list of triggering events or circumstances as detailed in paragraph 8 of SFAS No. 144 and determined that none of the events or circumstances had occurred or were applicable. Furthermore, the Company reviewed the cash flows (future revenue streams) that had been used in the original valuation performed as of the acquisition dates in 2004 and compared the amounts to actual amounts for 2005 and expectations for the future, noting no significant differences. Thus, the Company determined that no impairment had occurred as of December 31, 2005.

Note 8. Commitments and Contingencies, page F-22

Comment No. 4

You state that the leases not expensed on a straight-line basis do not have a material impact on the financial statements individually or in the aggregate. Please clarify how your recognition of rent expense is in compliance with GAAP or revise your policy to be consistent with GAAP in future filings. Refer to Staff Accounting Bulletin Topic 1M.

Response to Comment No. 4

We will revise our accounting policy in future filings to ensure that all of our operating leases are expensed on a straight-line basis.

Please contact me at (630) 573-7328 if you have any questions on any of the responses to your comments.

Best regards,
RC2 Corporation

/s/ Jody L. Taylor

Jody L. Taylor
Chief Financial Officer